Uncle Waithley's Beverage Company Inc.



ANNUAL REPORT

2082 Frederick Douglass Blvd

New York, NY 10026

0

https://www.unclewaithleys.com/

This Annual Report is dated April 26, 2023.

BUSINESS

Overview

Uncle Waithley's Beverage Company Inc. ("Uncle Waithley's", the "Company", or "we") is an all-natural beverage company that provides a unique drinking experience. We are great for consumers who want a better for you and more interesting drinking experience than your normal soda. This is especially relevant to multicultural consumers who are passionate about the Caribbean and its culture. We also perform really well in the alcoholic mixers category. We were developed by a master mixologist and bar owner and pair excellently with most spirits.

Business Model

The specialty beverage industry is ultimately reliant on scale. We offer a premium product that is able to command a premium price. Our use of all-natural ingredients, most of which are organic and non-GMO our key factors in why we can charge a bit more. Our biggest opportunity is to reduce our packaging costs by buying in bulk. In addition, our use as a mixer makes us popular with on-premise bars and restaurants, who are willing to accept a much higher price point than we can sell at retail. This further helps drive up the profitability of our business.

Lastly, we plan to effectively target a large and growing consumer segment that has been underserved - multicultural consumers.

Corporate Structure

The predecessor-in-interest of the company, Uncle Waithley's Beverage Company LLC was formed as a Delaware limited liability company on September 25, 2020. Uncle Waithley's Beverage Company LLC was converted into a Delaware corporation by way of a statutory conversion under the Delaware General Corporation Law, which conversion became effective on November 4, 2022.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 1,000,000

Use of proceeds: Shares issued as part of the conversion from a Delaware limited liability company into a Delaware corporation.

Date: November 04, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2022 was $38,824 compared to $447 in fiscal year 2021. Substantively, the Company did not have any revenue in 2021 as these periods were dedicated to product development and testing. We did have some limited sales activity in November and December of

2021 through our founders' existing bars. During 2021 we pitched the concept to Whole Foods Market (WFM), and they agreed to bring the product in for a test in their Harlem store beginning in January of 2022 With this commitment, we began our official launch in January of 2022. The majority of the sales from 2022 were from the single Harlem Whole Foods store. We continued to develop and refine the product and manufacturing process throughout 2022 and in September of 2022, we established a co-manufacturing relationship with a manufacturer that could successfully execute our process and allow us to scale. We used this velocity we had in the Harlem WFM store to convince Whole Foods to expand us to the entire NYC region in early Nov of 2022. WFM also agreed to a full Northeast Region rollout in February of 2023.

Cost of sales

Cost of Sales for fiscal year 2022 was $66,932 compared to $19,826 in fiscal year 2021. The cost in 2021 is entirely attributed to product testing and development and to the dedicated consulting and staffing we put towards that effort. During 2022 we continued to invest in product development and testing. Our initial efforts at scaling production at a co-manufacturer were unsuccessful and we had to destroy some product that did not perform. In addition, many of our raw materials and packaging costs were high as were not able to achieve the economies of scale through bulk purchasing. We began a new co-manufacturing relationship in September of 2022, and this has allowed us to optimize our process substantially. During 2023 we expect to see a major drop in our Cost of Sales relative to Revenue due to the combination of bulk purchasing and an optimized manufacturing process.

Gross margins

Gross margins for fiscal year 2022 were $-28,108 compared to $-19,379 in fiscal year 2021. As discussed previously, we expect to see positive net margins in 2023.

Expenses

Expenses for fiscal year 2022 were $64,165 compared to $12,430 in fiscal year 2021. During 2022 we invested in capability development to support the future growth of the Company. This includes a legal conversion to a C-Corp, renting office space, leasing a warehouse, joining key trade organizations, and investing in software. We also invested in developing marketing materials and in consumer sampling of the product.

Historical results and cash flows

The Company is currently in the early growth phase and while revenue-generating, we are still learning and optimizing. We have chosen to focus our business on a select group of retailers, on-premise at bars and restaurants, and on-line with retailers like Amazon to develop an effective roadmap and model for our future national and international expansion. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company's expansion is only just beginning. During 2023 we expect to hire additional sales and marketing support. We will also be expanding to more Whole Foods Markets stores and regions and expanding to other major grocery customers.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $5,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Karl Franz Williams

Amount Owed: $22,000.00

Interest Rate: 0.0%

Creditor: Harlem Entrepreneurial Fund

Amount Owed: $15,000.00

Interest Rate: 1.0%

Maturity Date: October 30, 2027

Secured by business assets and Founder personal guarantee

Creditor: Harlem Entrepreneurial Fund

Amount Owed: $35,000.00

Interest Rate: 6.75%

Maturity Date: October 30, 2027

Secured by business assets and Founder personal guarantee

Creditor: CAMBA Economic Development Corporation

Amount Owed: $30,900.00

Interest Rate: 10.25%

Maturity Date: February 01, 2028

60 months. $660.34/month.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

No change

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

No change

RELATED PARTY TRANSACTIONS

Name of person: Karl Franz Williams

Relationship to Company: Officer

Nature / amount of interest in the transaction: Amount owed is $22,000.

Material Terms: Interest rate is 0%, no maturity date. The $22,000 liability disclosed hereby is the same indebtedness to Karl Williams disclosed above.

Name of entity: 67 Orange Street and Anchor

Names of 20% owners: Karl Franz Williams

Relationship to company: Common owners and management

Nature / amount of interest in the transaction: 67 Orange Street and Anchor (partly owned by Karl Franz Williams) paid in advance for ginger beer from the Company in the amount of $5,193.

Material terms of transaction: As of December 31, 2022, the amount is $5,193 and it is reported under Short-term liabilities.

OUR SECURITIES

No change

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

No Change

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

Uncle Waithley's Beverage Company Inc.

By /s/ *Karl Williams*

   Name: Uncle Waithley's Beverage Company Inc

   Title: CEO, Chief Accounting Officer, Director

Exhibit A

FINANCIAL STATEMENTS

UNCLE WAITHLEY'S BEVERAGE COMPANY INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Uncle Waithley's Beverage Company Inc.
New York, New York

We have reviewed the accompanying financial statements of Uncle Waithley's Beverage Company Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 21, 2023
Los Angeles, California

UNCLE WAITHLEY'S BEVERAGE COMPANY INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	2,614	$	5
Acccounts Receivable, net		3,191		-
Inventory		9,667		-
Total current assets		**15,471**		**5**
Property and Equipment, net		7,661		3,044
Security Deposit		980		-
Total assets	**$**	**24,113**	**$**	**3,049**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	14,071	$	7,980
Credit Cards		-		24
Shareholder Loan		22,144		5,003
Current Portion of Loans and Notes		11,344		-
Loan Payable		194		18
Deferred Revenue		5,193		-
Total current liabilities		**52,946**		**13,025**
Promissory Notes and Loans		37,181		-
Total liabilities		**90,127**		**13,025**
MEMBERS' EQUITY				
Common Stock		100		-
Additional Paid in Capital		59,900		-
Retained Earnings/(Accumulated Deficit)		(126,015)		(33,379)
Members' Contribution		-		23,403
Total Stockholders' Equity		**(66,015)**		**(9,976)**
Total Liabilities and Stockholders' Equity	**$**	**24,112**	**$**	**3,049**

See accompanying notes to financial statements.

UNCLE WAITHLEY'S BEVERAGE COMPANY INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	38,824	$	447
Cost of Goods Sold		66,932		19,826
Gross profit		(28,108)		(19,379)
Operating expenses				
General and Administrative		48,936		10,901
Sales and Marketing		15,229		1,530
Total operating expenses		64,165		12,430
Operating Income/(Loss)		(92,272)		(31,809)
Interest Expense		416		-
Other Loss/(Income)		(52)		-
Income/(Loss) before provision for income taxes		(92,636)		(31,809)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(92,636)**	**$**	**(31,809)**

See accompanying notes to financial statements.

UNCLE WAITHLEY'S BEVERAGE COMPANY INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Members' Equity	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount				
Balance—September 25, 2020		-	-	**1,570**	**(1,570)**	$ -
Members' Contribution		$ -		21,833		21,833
Net income/(loss)					(31,809)	(31,809)
Balance—December 31, 2021	-	-	-	23,403	$ (33,379)	$ (9,976)
Members' Contribution	-	-	-	36,597		36,597
Conversion from LLC into Corporation	1,000,000	100	59,900	(60,000)		-
Net income/(loss)					(92,636)	(92,636)
Balance—December 31, 2022	1,000,000	$ 100	$ 59,900	$ -	$ (126,015)	$ (66,015)

See accompanying notes to financial statements.

UNCLE WAITHLEY'S BEVERAGE COMPANY INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(92,636)	$	(31,809)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		1,154		761
Changes in operating assets and liabilities:				
Acccounts Receivable, net		(3,191)		
Inventory		(9,667)		
Accounts Payable		6,090		7,980
Credit Cards		(24)		24
Deferred Revenue		5,193		
Security Deposit		(980)		
Net cash provided/(used) by operating activities		**(94,060)**		**(23,043)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(5,771)		(3,806)
Net cash provided/(used) in investing activities		**(5,771)**		**(3,806)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		36,597		21,833
Borrowing on Shareholder Loans		17,142		5,003
Borrowing on Promissory Notes and Loans		48,525		
Borrowing on Loan		176		18
Net cash provided/(used) by financing activities		**102,439**		**26,854**
Change in cash		2,608		5
Cash—beginning of year		5		-
Cash—end of year	$	**2,613**	$	**5**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	416	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Uncle Waithley's Beverage Company Inc. was formed on September 25, 2020, in the state of Delaware. On November 4, 2022, the company was converted from Delaware LLC into Delaware Corporation. The financial statements of Uncle Waithley's Beverage Company Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Uncle Waithley's Beverage Company was founded in 2020 with a mission to bring all-natural, expertly crafted Caribbean inspired beverages. We were founded by Karl Franz Williams, a nationally recognized mixologist and bar owner. Uncle Waithley's Vincy Brew – an all-natural fresh ingredient ginger beer enhanced with turmeric, lime, mineral water and our most unique ingredient, Scotch Bonnet Pepper. We use a vintage fermentation and brewing process that is unique in the industry and makes our ginger beer unlike any other.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, packaging and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Uncle Waithley's Beverage Company Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its crafted beverage.

Cost of sales

Costs of goods sold include the cost of supplies, materials, printing costs, and packaging.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $15,229 and $1,530, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 21, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	9,667	-
Total Inventory	$ 9,667	$ -

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Equipment	$ 9,576	$ 3,806
Property and Equipment, at Cost	**9,576**	**3,806**
Accumulated depreciation	(1,915)	(761)
Property and Equipment, Net	$ 7,661	$ 3,044

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $1,154 and $761, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022, 1,000,000 shares of Common Stock have been issued and are outstanding.

6.   DEBT

Owner Loans

During 2021, the Company borrowed money from the founder and CEO, Karl Franz Williams. The details of the loans from the owners are as follows:

					For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Karl Franz Williams	$ 22,144	0.00%	Fiscal Year 2021 and 2022	No set maturity	22,144	-	$ 22,144	$ 5,003	$ -	5,003
Total					$ 22,144	$ -	$ 22,144	$ 5,003	$ -	$ 5,003

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Secured Promissory Note- Harlem Entrepreneurial Fund	$ 15,000	1.00%	11/30/2022	10/30/2027	$ 13	13	$ 3,077	$ 11,435	$ 14,525	$ -	$ -			
Secured Promissory Note- Harlem Entrepreneurial Fund	$ 35,000	6.75%	11/30/2022	10/30/2027	$ 201	201	$ 8,267	$ 25,746	$ 34,214	$ -	$ -			
Total					$ 213	$ 213	$ 11,344	$ 37,181	$ 48,739	$ -	$ -	$ -	$ -	$ -

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022

2023	$ 11,344
2024	11,344
2025	11,344
2026	11,344
2027	3,149
Thereafter	
Total	**$ 48,525**

Loan Payable

During 2021, the Company received a loan from Monica Freeman-Greene. The details of the loan and the terms are as follows:

				For the Year Ended December 2022			For the Year Ended December 2021		
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Monica Freeman-Greene	$ 194	0.00%	Not set	$ 194	$ -	$ 194	$ 18		$ 18
Total				$ 194	$ -	$ 194	$ 18	$ -	$ 18

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (25,475)	$ -
Valuation Allowance	25,475	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (25,475)	$ -
Valuation Allowance	25,475	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $92,636, and the Company had state net operating loss ("NOL") carryforwards of approximately $92,636. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

In 2021, the Company borrowed money from the founder and CEO, Karl Franz Williams, in the amount of $22,144. The loan bears no interest rate and has no set maturity date. As of December 31, 2022, and December 31, 2021, the outstanding balance is $22,144 and $5,003.

During 2022, 67 Orange Street and Anchor (partly owned by Karl Franz Williams) paid in advance for ginger beer from the Company in the amount of $5,193. As of December 31, 2022, the amount is $5,193 and it is reported under Short-term liabilities.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

On September 26, 2020, the Company entered into a commercial sublease agreement with 8th Avenue Social Club LLC to rent real property located in New York. The term (the "Term") of this Sublease commences on September 26, 2020, and ends on September 26, 2023. The rent for the Subleased Premises is $150.00 per month. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

Year	Obligation
2023	1,350
2024	-
2025	-
Thereafter	-
Total future minimum operating lease payments	**$ 1,350**

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 21, 2023, which is the date the financial statements were available to be issued.

On January 26, the Company received a loan from Camba Economic Development Corp for $30,900. The loan bears an interest rate of 10.25% and has a maturity date is set to February 1, 2028.

On Feb 10, the Company filed their form C and launched their Reg CF raise on StartEngine. So far, $163,363 has been raised by issuing 22,166 shares at price per share of $7.37.

On March 8, the Company had the first closing from the StartEngine campaign, where $107,698 has been raised by issuing 16,878 shares.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $92,272, an operating cash flow loss of $94,060, and liquid assets in cash of $2,614, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Karl Williams, Principal Executive Officer of Uncle Waithley's Beverage Company Inc., hereby certify that the financial statements of Uncle Waithley's Beverage Company Inc. included in this Report are true and complete in all material respects.

Karl Williams

CEO, Chief Accounting Officer, Director